

November 18, 2013

Via E-mail
Alejandro de la Fuente Goic
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

Re: LATAM Airlines Group S.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed on April 30, 2013
File No. 001-14728

Dear Mr. Goic:

We have reviewed your response letter dated October 4, 2013 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations

Costs of Sales, page 105

1.   We note cost of sales includes several significant categories of expenses, such as fuel, depreciation and amortization, other rental and landing fees, aircraft maintenance expense, aircraft rentals, and passenger service expenses. However, expenses for certain of these categories are not quantified. Please revise to include a table quantifying the expenses for all significant expense categories within cost of sales and including dollar and percentage changes. This will allow you to focus the narrative discussion on

underlying reasons for the results in the table and will enable investors to better understand your results. Please provide us with your intended revised disclosure.

Item 18. Financial Statements

Note 13 – Other Non-financial Assets, page F-75

2.   We note your response to prior comment 1. We note your proposed footnote disclosure which states these reserves "are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft or, in some cases, at the end of the lease term." Please tell us if any of your leases do not require the return of unused excess reserve payments to you at the end of the lease term. If applicable, please tell us and revise to disclose how you account for reserves which are not returned to you at the end of the lease term and how you consider this factor in determining the probability these amounts will be returned to reimburse the costs of eligible maintenance activities under ASC 840-10-35-9A.

3.   We note your proposed footnote disclosure which states "costs incurred for scheduled heavy maintenance… are capitalized and depreciated until the next maintenance." In addition, we note your disclosure on page F-140 of your Form 20-F that indicates that depreciation expense includes the maintenance cost of aircraft held under operating leases. However, your response to our prior comment also states "maintenance reserves are never amortized." Please reconcile these statements and disclosures for us. Given that your maintenance expense appears to be included in both depreciation expense and maintenance expense we continue to believe you should revise your footnotes and your results of operations to provide a table summarizing all maintenance expenses (including depreciation).

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief